DISTILLERY NEWS

GOLDEN MOON DISTILLERY

Press Release

Golden Moon Distillery Launches WeFunder Crowd Funding Campaign

Founded in 2008, Golden, Colorado-based **Golden Moon Distillery** is an award winning 'House of Brands' that produces premium whiskies and spirits.

Golden Moon has officially launched the test phase of a **WeFunder crowd funding campaign**, available for initial consideration now. WeFunder is an equity crowdfunding platform that Golden Moon is using to accelerate growth and share the upside of their success with the people who know them best and believe in their mission.

The raise is currently in the "testing the waters" mode while Golden Moon finalizes its SEC filings, so prospective investors can reserve a spot and actually invest once everything is filed in a few weeks. *Disclaimer: This is not a solicitation. No money or other consideration is being solicited. No offer to buy securities will be accepted and no part of the purchase price will be received until a Form C is filed and only through WeFunder's platform.*

Learn more about what made Golden Moon ADI's **2019 Distillery of the Year**, or take a look at their **crowdfunding campaign**.


WE ARE GROWING!
INVEST EARLY IN GOLDEN MOON DISTILLERY
AND GROW WITH US !
GOLDEN MOON
PRINCIPIUM
GOLDEN MOON
COLORADO SINGLE MALT WHISKEY
GOLDEN MOON
TRIPLE
SAN FRANCISCO WORLD SPIRITS COMPETITION GOLD
SAN FRANCISCO WORLD SPIRITS COMPETITION 2016 DOUBLE GOLD
SAN FRANCISCO WORLD SPIRITS COMPETITION 20 21 DOUBLE GOLD
INVEST NOW
American Distilling Institute
2019 Distillery of the Year
The Voice of Craft Distilling
GOLDEN MOON DISTILLERY